UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)
                               (AMENDMENT No. 4)*

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(A)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(A)

                             THE CATTLESALE COMPANY
                      (f/k/a Dynacore Holdings Corporation)
         --------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
         --------------------------------------------------------------
                         (Title of Class of Securities)

                                   149479 10 7
                             (formerly 26779T 30 8)
         --------------------------------------------------------------
                                 (CUSIP Number)


                                  Tom F. Perles
                             Chief Financial Officer
                             AEI Environmental, Inc.
                               710 North York Road
                            Hinsdale, Illinois 60521
                             (630) 325-4232 ext. 222
 -------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                November 8, 2004
         --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13(d)-1(f) or 13(d)- 1(g), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 149479 10 7
------------------------

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1.       NAME OF REPORTING PERSONS

         AEI ENVIRONMENTAL, INC.

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
         (Intentionally Omitted)
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                              (A) [   ]
                                                              (B) [   ]
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3.       SEC USE ONLY

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4.       SOURCE OF FUNDS

                  NOT APPLICABLE
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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                              [x]
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6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         COLORADO
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         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER                                    5,061,066

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8.       SHARED VOTING POWER                                  0

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9.       SOLE DISPOSITIVE POWER                               5,061,066

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10.      SHARED DISPOSITIVE POWER                             0

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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                              5,061,066
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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES.
                                                              [   ]
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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

         11.4%
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14.      TYPE OF REPORTING PERSON.

         CO
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      STATEMENT ON SCHEDULE 13D PURSUANT TO RULE 13D-1 UNDER THE SECURITIES
                        EXCHANGE ACT OF 1934, AS AMENDED

ITEM 1. SECURITY AND ISSUER.

     This amended Statement on Schedule 13D (this "Statement") relates to the beneficial ownership of common stock, par value $0.01 per share (the "Common Stock") of The CattleSale Company (f/k/a Dynacore Holdings Corporation), a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 9901 IH-10 West, Suite 800, San Antonio, Texas 78230.

ITEM 2. IDENTITY AND BACKGROUND.

         Item 2 of the Schedule 13D is hereby supplemented as follows:

     (a) - (f) This Statement is being filed by AEI Environmental, Inc., a Colorado corporation (the "Reporting Person"). There is no change to report for
Item 2 as of the date of this Amendment No. 4.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not applicable.


ITEM 4. PURPOSE OF TRANSACTION.

         (a)      The response to Item 6 is incorporated by reference.

         (b)-(c)  Not applicable.

         (d)      Item 4(d) of the Schedule 13D is supplemented as follows:

     Based on information publicly disseminated by the Company as of the date of this Statement, the Reporting Person is not aware of any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

         (e)      Item 4(e) of the Schedule 13D is supplemented as follows:

     Based on information publicly disseminated by the Company as of the date of this Statement, the Reporting Person is not aware of any change in the capitalization or dividend policy of the issuer.

         (f)      Item 4(f) of the Schedule 13D is supplemented as follows:

     Based on information publicly disseminated by the Company as of the date of this Statement, the Reporting Person is not aware of any other material changes in the issuer's business or corporate structure.

         (g)-(j)  Not applicable.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     There is no change to report for Item 5 except for the addition of the following:

     (a) The Reporting Person is the beneficial owner of 5,061,066 shares, or 11.4%, of the Company's outstanding Common Stock (on a fully converted basis) as of the date of this Statement (based upon 44,391,094 shares of Common Stock [on a fully converted basis] outstanding as of September 30, 2004, as reported in the issuer's Quarterly Report on Form 10-Q for the quarter ended September 30,
2004). See Item 5(c) regarding the number of shares and percentage ownership for other persons required to be disclosed in response to Item 2 and Instruction C to Schedule 13D.

     (b) See Item 5(c) regarding the number of shares as to which there is sole power to vote or direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition or shared power to dispose or to direct the disposition for persons required to be disclosed in response to
Item 2 and Instruction C to Schedule 13D.

     (c) The Reporting Person has not effected any transaction in the Common Stock of the Company during the past 60 days, except for the following:

     Between February 11, 2004 and November 8, 2004, the Reporting Person disposed of in private transactions a total of 74,541 shares of the Company's Series B Preferred Stock and 889,192 shares of the Company's Common Stock, all of which shares were originally acquired in the transaction previously disclosed in Item 3. The aforementioned Series B Preferred Stock is convertible into 540,422 shares of the Company's Common Stock. All of the aforementioned shares of Series B Preferred Stock and Common Stock were distributed either to (i) holders of the Reporting Person's Senior Secured Convertible Promissory Notes,
(ii) holders of other debt upon the respective note holder's election to exercise to convert the debt, (iii) to creditors of the Reporting Person in settlement of the respective liabilities, or (iv), to a lesser extent, represented contracted amounts or grants approved by the Reporting Person's board of directors for services rendered to the Reporting Person. Following is a summary of those individuals and organizations who received in excess of 1% of the Company's outstanding Common Stock, on a fully converted basis, during the aforementioned period from February 11, 2004 to November 8, 2004, and from the date of the transaction previously disclosed in Item 3 (February 25, 2003) to November 8, 2004:

                                                              Period 2/11/04 to 11/8/04    Period 2/25/03 to 11/8/04
                                                                             Percent of                   Percent of
                                                              Common           Total        Common            Total
                                                               Stock        Outstanding      Stock         Outstanding

MPI Venture Management. LLC (*, -)                           1,000,011        2.25%        3,203,688         7.22%
Horace H. Work                                                     -            -          1,546,446         3.48
Thomas F. Taft, Sr.                                                -            -          1,221,860         2.75
Douglas A. Dyer (**)                                               -            -          1,093,221         2.46
John T. Zick                                                       -            -            676,907         1.52
William J. Ritger                                                  -            -            646,676         1.46
Tom F. Perles     (***)                                        270,000        0.61           600,000         1.36
Bruce A. Brown                                                     -             -           575,548         1.30
Broadstreet Investment
  Management, LLC (****)                                           -             -           498,732         1.12
Others   (individually less than 1%)(+)                        159,603        0.36         4,060,775         9.15
                                                             _________        _____       __________        ______
                                                             1,429,614        3.22%       14,123,853        31.82%
                                                             =========        =====       ==========        ======


     -,+ Excludes (-) / includes (+) 50,000 shares of Common Stock that MPI Venture Management, LLC directed be issued to a third party on its behalf.

     * Messrs. David W. Pequet and Mark A. Margason each own 50% of MPI Venture Management, LLC, and both are directors of the Company and the Reporting Person. Messrs. Pequet and Margason have shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of the shares reported as beneficially owned.

     ** Includes 575,045 shares owned in joint tenancy with James H. Brennan. Mr. Dyer is a director of the Reporting Person. Messrs. Brennan and Dyer have shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of the jointly-owned shares.

     *** Mr. Perles is the president and chief financial officer of the Reporting Person and was a director of the Reporting Person from July 10, 2003 to June16, 2004.

     **** Broadstreet Investment Management, LLC is a venture fund, managed by Messrs. Douglas A. Dyer and James H. Brennan. Messrs. Brennan and Dyer have shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of the shares.

     After giving effect to these transactions, the Reporting Person is the beneficial owner of 5,061,066 shares, or 11.4%, of the outstanding Common Stock.

         (d) - (e) Not applicable.

     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 of the Schedule 13D is supplemented as follows:

     The shareholders of the Reporting Person and the holders of the Senior Secured Convertible Promissory Notes of the Reporting Person (the "Promissory Notes") have approved a Plan of Reorganization of the Reporting Person pursuant to which all of the Series B Preferred Stock and Common Stock acquired in the transaction previously disclosed in Item 3 will be (i) distributed to the holders of the Promissory Notes and other creditors of the Reporting Person,
(ii) sold in private transactions to raise working capital to sustain the Reporting Person's operations during a "wind-down" period, and (iii) any balance will be distributed on a pro rata basis to the shareholders of the Reporting Person.

     Other than as described in this Statement, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such person and any person with respect to any securities of the Company, including, but not limited to, transfers or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit           Description
-------           -----------

                  None


                                    SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated: January 28, 2005


                                       AEI ENVIRONMENTAL, INC.


                                       By:  /s/   Tom F. Perles
                                     ------------------------------------------
                                                 Tom F. Perles
                                             President, Chief Financial Officer
                                                 and Secretary

                                   APPENDIX A

     Executive Officers and Directors of AEI Environmental, Inc.
     -----------------------------------------------------------

     Unless otherwise indicated below, each director and executive officer of the Reporting Person is a U.S. citizen and has his or her business address c/o AEI Environmental, Inc., 710 North York Road, Hinsdale, Illinois 60521.

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NAME                                        PRINCIPAL OCCUPATION OR EMPLOYMENT
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David W. Pequet, Director              President,  MPI Investment Management,
                                       Inc., 710 North York Road,
                                       Hinsdale, Illinois 60521.
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Mark  A.  Margason,   Director         Chief  Financial  Officer,
                                       MPI  Investment Management, Inc.,
                                       710 North York Road,
                                       Hinsdale, Illinois 60521.
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Edward L. McMillan,  Chairman          President and CEO, McMillan L.L.C.,
                                       105 North 3rd Street, Suite 204,
                                       Greenville, Illinois 62246
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Douglas  Dyer,  Director               Partner,  Brennan Dyer & Company,  LLC,
                                       735 Broad Street, Suite 218,
                                       Chattanooga, Tennessee 37402
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Tom F. Perles,  President,             AEI  Environmental,  Inc.,
Chief Financial Officer                710 North York Road,
and Secretary                          Hinsdale,  Illinois 60521